

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

<u>Via U.S. Mail and Facsimile</u>

Mark R. Belgya
Chief Financial Officer
The J.M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667-0280

> **Re: The J.M. Smucker Company**
> **Form 10-K for Fiscal Year Ended**
> **April 30, 2007**
> **Filed June 26, 2007**
> **File No. 1-05111**

Dear Mr. Belgya:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive proxy statement filed July 9, 2007</u>

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 19

2.   We direct you to Release 33-8732A, Section II.B.1. As noted therein, the
        Compensation Discussion and Analysis should be sufficiently precise to identify
        material differences in compensation policies with respect to individual executive
        officers.   Please explain the discrepancies in type and amount of compensation
        awarded to the named executive officers. For example, identify the specific
        achievements or other material factors considered in the award of base salary and
        stock awards granted to your Co-Chief Executive Officers.

Determination of Base Salaries for Executive Officers, page 20

3.   We note that the base salaries of your executive officers are determined in
        comparison with salaries payable at a broad cross-section of companies which are
        similar in size to your Company. Please identify the component companies that
        comprised the peer group. See generally Item 402(b)(2)(xiv) of Regulation S-K.

4.   Please specify how each element of compensation relates to the data you analyzed
        from the companies in the peer group used for comparison. For example, disclose
        where you target each element of compensation against the peer group of
        companies and where actual payments fall within targeted parameters. To the
        extent actual compensation fell outside a targeted percentile range, please explain
        why. See Item 402(b)(1)(v) of Regulation S-K.

5.   Please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-
        K regarding the engagement of Towers Perrin or any other consultants engaged
        by the committee. For example, we note your disclosure does not include a
        description of the scope of the consultant's assignment or the material elements of
        the instructions or directions given to the consultant with respect to the
        performance of its duties under the engagement.

IV. What Smucker's Short-Term Incentive Compensation Program, page 21

6.   Please disclose the actual quantitative targets used to determine your named
        executive officers' incentive compensation. For example, you do not disclose the
        pre-established targets relating to your non-GAAP earnings per share or the
        personal performance criteria that are tied to incentive compensation. If you
        believe disclosing the targets would result in competitive harm such that the
        targets could be excluded properly under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide on a supplemental basis a detailed explanation
        supporting your conclusion. If disclosure of the quantitative or qualitative
        performance-related factors would cause competitive harm, you are required to
        discuss how difficult it will be for you to achieve the target levels or other factors.
        See Instruction 4 to Item 402(b) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Belgya (330-684-3112)